Exhibit 99.3

ASML - Summary IFRS Consolidated Statements of Operations¹

	Three months ended,		Six months ended,

(Amounts in thousands EUR)	June 26, 2005	July 2, 2006	June 26, 2005	July 2, 2006

Net system sales	680,534	840,817	1,312,668	1,393,919
Net service sales	82,731	100,937	135,276	177,226

Net sales	763,265	941,754	1,447,944	1,571,145

Cost of sales	467,249	568,036	881,652	951,367

Gross profit	296,016	373,718	566,292	619,778

Research & development costs, net of credits	54,853	70,966	119,711	135,098
Selling, general and administrative expenses	55,797	50,425	107,985	100,664

Total expenses	110,650	121,391	227,696	235,762

Operating income	185,366	252,327	338,596	384,016

Financial expense, net	(11,511)	(12,835)	(23,557)	(28,081)

Income before income taxes	173,855	239,492	315,039	355,935
Provision for income taxes	(50,881)	(69,881)	(91,120)	(101,485)

Net income	122,974	169,611	223,919	254,450

ASML - Summary IFRS Consolidated Balance Sheets¹

	Dec 31, 2005	July 2, 2006
(Amounts in thousands EUR)

ASSETS
Cash and cash equivalents	1,904,609	1,731,467
Accounts receivable, net	302,572	540,286
Inventories, net	777,200	916,200
Other current assets	125,802	126,786

Total current assets	3,110,183	3,314,739
Deferred tax asset	282,833	257,244
Other assets	31,873	32,657
Intangible assets	98,545	127,011
Property, plant and equipment	278,581	287,033

Total assets	3,802,015	4,018,684
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	1,392,099	1,657,183
Convertible subordinated bonds	320,584	328,126
Long term debt and deferred liabilities	268,361	259,766
Shareholders’ equity	1,820,971	1,773,609

Total liabilities and Shareholders’ equity	3,802,015	4,018,684

1.)	Except for balance sheet data as of December 31, 2005 all figures are unaudited.

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

	Three months ended,		Six months ended,

(Amounts in thousands EUR)	June 26, 2005	July 2, 2006	June 26, 2005	July 2, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	122,974	169,611	223,919	254,450
Depreciation and amortization	27,358	25,981	50,606	52,863
Change in tax assets and liabilities	49,438	66,627	126,123	14,494
Change in assets and liabilities	53,378	87,972	(26,377)	(168,307)

Net cash provided by operating activities	253,148	350,191	374,271	153,500
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(46,400)	(34,207)	(86,417)	(73,471)
Disposals	2,505	673	4,015	1,366

Net cash used in investing activities	(43,895)	(33,534)	(82,402)	(72,105)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(291)	(303)	(573)	(613)
Proceeds from share issuance	4,660	6,851	6,910	14,709
Cash used for share buyback	—	(252,604)	—	(252,604)

Net cash provided by financing activities	4,369	(246,056)	6,337	(238,508)

Net cash flow	213,622	70,601	298,206	(157,113)
Effect of changes in exchange rates on cash	10,805	(10,199)	17,742	(16,029)

Net increase (decrease) in cash and cash equivalents	224,427	60,402	315,948	(173,142)

ASML - Quarterly Summary IFRS Consolidated Statements of Operations¹

	Three months ended,

	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006
(Amounts in millions EUR)

Net system sales	680.6	459.0	456.0	553.1	840.8
Net service sales	82.7	74.2	91.9	76.3	100.9

Net sales	763.3	533.2	547.9	629.4	941.7

Cost of sales	467.3	343.3	358.3	383.3	568.0

Gross profit	296.0	189.9	189.6	246.1	373.7

Research & development costs, net of credits	54.8	55.3	55.6	64.1	71.0
Selling, general and administrative expenses	55.8	49.1	48.1	50.3	50.4

Total expenses	110.6	104.4	103.7	114.4	121.4

Operating income	185.4	85.5	85.9	131.7	252.3
Financial expense, net	(11.5)	(14.2)	(11.7)	(15.3)	(12.8)

Income before Income taxes	173.9	71.3	74.2	116.4	239.5
Provision for income taxes	(50.9)	(19.7)	(16.9)	(31.6)	(69.9)

Net income	123.0	51.6	57.3	84.8	169.6

ASML - Summary IFRS Consolidated Balance Sheets¹

	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006
(Amounts in millions EUR)

ASSETS
Cash and cash equivalents	1,544.1	1,699.7	1,904.6	1,671.1	1,731.5
Accounts receivable, net	485.3	403.5	302.6	447.4	540.3
Inventories, net	695.3	653.1	777.2	940.4	916.2
Other current assets	152.6	151.7	125.8	113.2	126.8

Total current assets	2,877.3	2,908.0	3,110.2	3,172.1	3,314.8

Deferred tax asset	254.8	238.5	282.8	275.5	257.2
Other assets	31.0	36.9	31.9	32.0	32.7
Intangible assets	69.5	86.0	98.5	114.1	127.0
Property, plant and equipment	306.9	292.8	278.6	278.1	287.0

Total assets	3,539.5	3,562.2	3,802.0	3,871.8	4,018.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	775.3	764.0	1,392.1	1,365.4	1,657.2
Convertible subordinated bonds	749.2	758.0	320.6	324.2	328.1
Long term debt and deferred liabilities	326.4	299.4	268.4	267.8	259.8
Shareholders’ equity	1,688.6	1,740.8	1,820.9	1,914.4	1,773.6

Total liabilities and Shareholders’ equity	3,539.5	3,562.2	3,802.0	3,871.8	4,018.7

ASML - Summary IFRS Consolidated Statements of Cash Flows¹

	Three months ended,

	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006
(Amounts in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	123.0	51.6	57.3	84.8	169.6
Depreciation and amortization	27.3	28.3	43.7	26.9	26.0
Change in tax assets and liabilities	49.4	16.6	—	(52.1)	66.6
Change in assets and liabilities	53.4	102.0	136.1	(256.3)	88.0

Net cash provided by (used in) operating activities	253.1	198.5	237.1	(196.7)	350.2
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(46.4)	(34.4)	(51.6)	(39.3)	(34.2)
Disposals	2.5	0.4	8.8	0.7	0.7

Net cash used in investing activities	(43.9)	(34.0)	(42.8)	(38.6)	(33.5)
CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption and/or repayment of loans	(0.3)	(12.1)	(0.3)	(0.3)	(0.3)
Proceeds from share issuance	4.7	3.4	5.5	7.9	6.8
Cash used for share buyback	—	—	—	—	(252.6)

Net cash provided by (used in) financing activities	4.4	(8.7)	5.2	7.6	(246.1)

Net cash flow	213.6	155.8	199.5	(227.7)	70.6
Effect of changes in exchange rates on cash	10.8	(0.2)	5.4	(5.8)	(10.2)

Net increase (decrease) in cash and cash equivalents	224.4	155.6	204.9	(233.5)	60.4

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU – accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (‘EUR’), except otherwise indicated.

For internal and external reporting purposes, ASML follows accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP is ASML’s primary accounting standard for the Company’s setting of financial and operational performance targets.

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s clean room facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system’s performance is re-tested upon installation at the customer’s site, ASML has never failed to successfully complete installation of a system at a customer premises.
For arrangements containing multiple elements, the revenue relating to the undelivered elements is deferred at estimated fair value until delivery of the deferred elements. The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed.
Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Pensions
Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan, as the multi-employer union managing the plan, informed ASML that:
•	its internal administrative systems are not organized to provide ASML with the required Company-specific information to enable ASML to account for the plan as a defined benefit plan; and
•	that it will not provide any data with respect to the multi-employer pension fund other than it is required to make publicly available via its annual report.

ASML – Reconciliation U.S. GAAP – IFRS¹

Net income

	Three months ended,		Six months ended,

(Amounts in thousands EUR)	June 26, 2005	July 2, 2006	June 26, 2005	July 2, 2006

Net income under U.S. GAAP	111,815	167,112	212,077	247,146
Share-Based Payments (see Note 1)	(1,844)	(36)	(7,710)	273
Capitalization of development costs (see Note 2)	17,592	10,312	28,628	22,498
Convertible Subordinated Notes (see Note 3)	(4,589)	(7,777)	(9,076)	(15,467)

Net income under IFRS	122,974	169,611	223,919	254,450

Shareholders’ Equity

(Amounts in thousands EUR)	June 26, 2005	Sep 25, 2005	Dec 31, 2005	April 2, 2006	July 2, 2006

Shareholders’ equity under U.S. GAAP	1,590,510	1,636,767	1,711,837	1,800,394	1,657,449
Share-Based Payments (see Note 1)	2,325	2,492	2,100	2,460	2,095
Capitalization of development costs (see Note 2)	28,628	41,310	51,815	64,002	74,314
Convertible Subordinated Notes (see Note 3)	67,160	60,203	55,219	47,529	39,751

Shareholders’ equity under IFRS	1,688,623	1,740,772	1,820,971	1,914,385	1,773,609

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share-Based Payments
Under IFRS, ASML applies IFRS 2, “Share-based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, until December 31, 2005, ASML accounted for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS No. 123 “Accounting for Stock Based Compensation”. As of January 1, 2006, ASML applies SFAS No. 123(R) “Share-Based Payment” which is a revision of SFAS No.123. SFAS 123(R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments.

Note 2 Capitalization of development expenditures
Under IFRS, ASML applies IAS 38, “Intangible Assets”. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005.  Sufficient reliable information to account for capitalization of development expenditures under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development expenditures are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS No. 2, “Accounting for Research and Development Costs”. In accordance with SFAS No. 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible Subordinated Notes
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible notes (“Split accounting”). The equity component relates to the grant of a conversion option to shares to the holder of the bond. Split accounting results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.